UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________) *


                                   Tvia, Inc.
----------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87307P101
                         -------------------------------
                                 (CUSIP Number)


                               September 28, 2006
----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_|    Rule 13d-1 (b)

    |X|    Rule 13d-1(c)

    |_|    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                 Page 1 of 7 pages

CUSIP No.     87307P101
----------------------------------------------------------------------------
       1. Names of Reporting Persons.           Sedna Capital Management LLC
          I.R.S. Identification Nos. of above persons (entities only).
----------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) |_|
          (b) |X|
----------------------------------------------------------------------------
       3. SEC Use Only
----------------------------------------------------------------------------
       4. Citizenship or Place of Organization   United States
----------------------------------------------------------------------------
Number of        5. Sole Voting Power         0
Shares Bene-     -----------------------------------------------------------
ficially owned   6. Shared Voting Power       1,879,900
by Each          -----------------------------------------------------------
Reporting        7. Sole Dispositive Power    0
Person With:     -----------------------------------------------------------
                 8. Shared Dispositive Power  1,879,900
----------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,879,900

      10. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)   |_|

      11. Percent of Class Represented by Amount in Row (9)        6.55%
----------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)  IA
----------------------------------------------------------------------------

                                Page 2 of 7 pages

CUSIP No.     87307P101
----------------------------------------------------------------------------
       1. Names of Reporting Persons.           Paul Yook
          I.R.S. Identification Nos. of above persons (entities only).
----------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) |_|
          (b) |X|
----------------------------------------------------------------------------
       3. SEC Use Only
----------------------------------------------------------------------------
       4. Citizenship or Place of Organization   United States
----------------------------------------------------------------------------
Number of        5. Sole Voting Power         0
Shares Bene-     -----------------------------------------------------------
ficially owned   6. Shared Voting Power       1,879,900
by Each          -----------------------------------------------------------
Reporting        7. Sole Dispositive Power    0
Person With:     -----------------------------------------------------------
                 8. Shared Dispositive Power  1,879,900
----------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,879,900(1)

      10. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)   |_|

      11. Percent of Class Represented by Amount in Row (9)        6.55%
----------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)  IN
----------------------------------------------------------------------------

(1) Paul Yook and Rengan Rajaratnam are the managing members of Sedna Capital Management LLC.


                                Page 3 of 7 pages

CUSIP No.     87307P101
----------------------------------------------------------------------------
       1. Names of Reporting Persons.           Rengan Rajaratnam
          I.R.S. Identification Nos. of above persons (entities only).
----------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) |_|
          (b) |X|
----------------------------------------------------------------------------
       3. SEC Use Only
----------------------------------------------------------------------------
       4. Citizenship or Place of Organization   United States
----------------------------------------------------------------------------
Number of        5. Sole Voting Power         0
Shares Bene-     -----------------------------------------------------------
ficially owned   6. Shared Voting Power       1,879,900
by Each          -----------------------------------------------------------
Reporting        7. Sole Dispositive Power    0
Person With:     -----------------------------------------------------------
                 8. Shared Dispositive Power  1,879,900
----------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,879,900(1)

      10. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)   |_|

      11. Percent of Class Represented by Amount in Row (9)        6.55%
----------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)  IN
----------------------------------------------------------------------------

(1) Paul Yook and Rengan Rajaratnam are the managing members of Sedna Capital Management LLC.


                                Page 4 of 7 pages

Item 1.

(a)  The name of the issuer is Tvia, Inc.
     (the "Issuer").

(b) The principal executive office of the Issuer is located at 4001 Burton Drive, Santa Clara, California 95054.

Item 2.

(a)-(d)  Sedna Capital Management LLC - Delaware

         Paul Yook - United States of America

         Rengan Rajaratnam - United States of America

         Sedna Capital Management LLC, Paul Yook and Rengan Rajaratnam - 200 Park Avenue, 33rd Floor
         New York, NY 10166

         The title of the class of securities is Common Stock.

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b), or 240.13d-2(b or (c), check whether the person filing is a:

(a)  |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

(b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)  |_| An  employee   benefit  plan  or   endowment   fund  in   accordance
         with ss. 240.13d-1(b)(1)(ii)(F);

(g)  |_| A  parent   holding   company  or  control   person  in   accordance
         with ss. 240.13d-1(b)(1)(ii)(G);

(h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J);


                                Page 5 of 7 pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

        Sedna Capital Management LLC            1,879,900 shares

        Paul Yook                               1,879,900 shares

        Rengan Rajaratnam                       1,879,900 shares

(b)  Percent of class:

        Sedna Capital Management LLC            6.55%

        Paul Yook                               6.55%

        Rengan Rajaratnam                       6.55%

(c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote

                Sedna Capital Management LLC            0 shares

                Paul Yook                               0 shares

                Rengan Rajaratnam                       0 shares

        (ii)  Shared power to vote or to direct the vote

                Sedna Capital Management LLC            1,879,900 shares

                Paul Yook                               1,879,900 shares

                Rengan Rajaratnam                       1,879,900 shares

        (iii)  Sole power to dispose or to direct the disposition of

                Sedna Capital Management LLC            0 shares

                Paul Yook                               0 shares

                Rengan Rajaratnam                       0 shares

        (iv)  Shared power to dispose or to direct the disposition of

                Sedna Capital Management LLC            1,879,900 shares

                Paul Yook                               1,879,900 shares

                Rengan Rajaratnam                       1,879,900 shares

                                ----------------

                                Page 6 of 7 pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 7 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 3, 2006



    SEDNA CAPITAL MANAGEMENT LLC



    By: /s/ Rengan Rajaratnam
       -----------------------
       Name:  Rengan Rajaratnam
       Title:  Managing Member

EXHIBIT A

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock, $0.001 per share of Tvia, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated:  October 3, 2006

Sedna Capital Management LLC


By:  /s/ Rengan Rajaratnam
_______________________________
Name:  Rengan Rajaratnam
Title: Managing Member


/s/ Paul Yook
_______________________________
Paul Yook


/s/ Rengan Rajaratnam
_______________________________
Rengan Rajaratnam